February 20, 2015	Brian A. Johnson +1 212 937 7206 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Jeffrey P. Riedler

Re:	Summit Therapeutics plc (formerly named Summit Corporation plc)
Registration Statement on Form F-1
Filed January 30, 2015
File No. 333-201807

Ladies and Gentlemen:

On behalf of Summit Therapeutics plc (formerly named Summit Corporation plc) (the “Company”), submitted herewith is Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of ordinary shares of the Company represented by American Depositary Shares.

The amended Registration Statement is being submitted in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 10, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter, and each comment from the Comment Letter is restated prior to the response to such comment. On behalf of the Company, we advise you as follows:

Description of Share Capital, page 140

Wilmer Cutler Pickering Hale and Dorr LLP, 7 World Trade Center, 250 Greenwich Street, New York, New York 10007

Beijing      Berlin      Boston      Brussels       Denver      Frankfurt      London      Los Angeles      New York      Oxford      Palo Alto      Washington

Securities and Exchange Commission

February 20, 2015

1.	Please revise your disclosure to describe in detail the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. We note that the depositary will initially hold the ordinary shares underlying the ADSs. You should therefore discuss the ability to seek rectification of the register of members and consider disclosing any related risks as necessary.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 141-142 of the Registration Statement. The Company respectfully advises the Staff that the Company does not believe there are any material risks involved in the process of having the depositary hold the ordinary shares underlying the ADSs and entering the name of the depositary in the Company’s share register as the holder of the ordinary shares underlying the ADSs in this offering.

Exhibit 5.1

2.	Please submit a revised exhibit 5.1 responsive to the following.

•	Under Documents Reviewed and Searches and Enquiries please state that you have examined all documents and made all enquiries necessary for you to formulate you opinion.

•	In 2.7 you may state that you express no opinion as to the laws or regulations of any jurisdiction other than England and Wales. We do not believe it is appropriate for you to state that you express no opinion as to any jurisdiction.

•	In the last sentence of the opinion, we suggest that you delete the words “and such liability is expressly denied.” However, we do not object to you stating that you do not admit you are an expert or are in the category of persons whose consent is required.

Response:	In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 opinion from Fasken Martineau LLP.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc: Erik Ostrowski